April 25, 2019

John Sznewajs
Chief Financial Officer
MASCO CORP /DE/
17450 College Parkway
Livonia, MI 48152

       Re: MASCO CORP /DE/
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 7, 2019
           File No. 001-05794

Dear Mr. Sznewajs:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 22

1. We note your "Accounts Payable days" are 71 days as of December 31, 2018. We further note your Accounts Payable days has increased substantially over the past ten years, with a low of 47 days in 2009, followed by a substantial increase to 63 days in 2011. Please tell us if you are engaging in supply chain finance operations and mechanisms, such as reverse factoring or similar methods to increase your Accounts Payable days. Otherwise, please explain how you have been able to achieve such extended accounts payable terms with your suppliers.
 John Sznewajs
MASCO CORP /DE/
April 25, 2019
Page 2




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Kevin Stertzel at (202) 551-3723 with any questions.



                                                           Sincerely,
FirstName LastNameJohn Sznewajs
                                                           Division of
Corporation Finance
Comapany NameMASCO CORP /DE/
                                                           Office of
Manufacturing and
April 25, 2019 Page 2                                      Construction
FirstName LastName